NEWS RELEASE

April 11, 2011	Release 06-2011

WESTERN COPPER ANNUAL FILINGS MADE ON MARCH 25, 2011

Form 40-F filed on EDGAR
AIF, Financial Statementsand MD&A filed on SEDAR

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN; NYSE Amex:WRN) made its annual filings for the year ended December 31, 2010 with United States and Canadian regulators on March 25, 2011.

The Company filed its Form 40-F, consisting of Western Copper’s annual information form (“AIF”), audited financial statements, and management discussion and analysis (“MD&A”) for the year ended December 31, 2010, with the U.S. Securities and Exchange Commission. These filings are available for viewing and retrieval through EDGAR at www.sec.gov.

The Company’s AIF, audited financial statements, and MD&A have also been filed with the appropriate Canadian regulatory bodies. These filings are available for viewing and retrieval through the Canadian securities regulatory authorities at www.sedar.com.

Canadian and U.S. regulatory filings are available on the Company’s website at www.westerncoppercorp.com. Western Copper will also provide a copy of the filings to any shareholder, without charge, upon request. The request may be made by email, telephone, or regular mail.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Casino Project and the Carmacks Copper Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable gold, copper, silver and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncoppercorp.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Forward-looking statements and information include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources; the timing and amount of any estimated future production, costs of production, and capital expenditures; success of exploration activities; and permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mineral exploration or mining operations, environmental risks, and unanticipated reclamation expenses. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com